Exhibit 4.14
Supplementary Agreement to the Share Pledge Agreement
This Supplementary Agreement to the Share Pledge Agreement (hereinafter “this Agreement”) is executed by and among the following parties on June 23, 2008 in Beijing, the People’s Republic of China (hereinafter “PRC” or “China”):

Party A:	Ku6 (Beijing) Technology Co., Ltd. (hereinafter “Pledgee”)
Address:	Room A402, Great Wall Computer Tower, No. Jia 38, Xueyuan Road, Haidian District, Beijing

Party B:	Hailong Han (hereinafter “Pledgor”)
ID Number:	34122319860618351X

Party C:	Ku6 (Beijing) Information Technology Co., Ltd.
Address:	Room A401, Great Wall Computer Tower, No. Jia 38, Xueyuan Road, Haidian District, Beijing
In this Agreement, each of Pledgee, Pledgor and Party C shall be referred to as a “Party” respectively, and they shall be collectively referred to as the “Parties”.
Whereas:
1.
The Pledgee, Pledgor and Party C concluded and executed an “Exclusive Business Operation Agreement” and an “Share pledge Agreement” on April 11, 2007; the Pledgor pledged all its equity interest held in Party C, equal to RMB 200,000.00 capital contribution, to the Pledgee to secure Party C’s payment obligations under the “Exclusive Business Operation Agreement”.

2.
Subject to Party A’s prior consent, Party C increased its registered capital to RMB 10 million on May 13, 2008, and the newly increased registered capital, equally to RMB 9 million shall be subscribed and contributed by Beijing Tuohua Management and Consultation Co., Ltd. (“Tuohua”). After this capital increase, Tuohua holds 90% equity interests of Party C and the Pledgor holds 2% equity interests of Party C.

3.
The Pledgee and Party C concluded and executed a new “Exclusive Business Cooperation Agreement” (“New Cooperation Agreement”) on June 23, 2008, which shall supersede the original “Exclusive Business Cooperation Agreement” executed between the two parties on April 11, 2007. And

4.	To better ensure Party C to perform its obligations under the New Cooperation Agreement, to pay the payable consultation fee and service fee to the Pledgee.
The Pledgee, Pledgor and Party C hereby reach the following agreements:
1.
The Pledgor herein pledges all its equity interests in Party C (i.e. 2% of Party C’s equity interests it holds) to the Pledgee, to secure Party C’s payment obligations under the New Cooperation Agreement.

Supplementary Agreement to the Share pledge Agreement

2.
Once the Administration for Industry and Commerce (“AIC”) accepts the registration of the pledge on the equity, then Party B and Party C shall handle the share pledge registration formalities within 10 working days as of the acceptance date of the AIC, to which, Party A shall also provide assistance.

3.
This Agreement is a supplementary agreement to the “Share Pledge Agreement”, which shall be legally binding on the Pledgee, Pledgor and Party C. If there is any inconsistence between this Agreement and the “Share Pledge Agreement”, this Agreement shall prevail. Other provisions of the “Share Pledge Agreement” which are not mentioned or covered in this Agreement shall remain effective.

This Agreement has three original copies for the Pledgee, Pledgor and Party C to respectively hold one copy, which shall have the same legal effect.
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Supplementary Agreement to the Share pledge Agreement

(Signature Page of the “Supplementary Agreement to the Share Pledge Agreement” concluded and signed among Ku6 (Beijing) Information Technology Co., Ltd., Han Hailong and Ku6 (Beijing) Technology Co., Ltd.)
Party A: Ku6 (Beijing) Technology Co., Ltd.
Signature:
Name: Shanyou Li
Title: Legal Representative
Party B: Hailong Han
Signature:
Party C: Ku6 (Beijing) Information Technology Co., Ltd.
Signature:
Name: Shanyou Li
Title: Legal Representative
Signature Page of Supplementary Agreement to the Share pledge Agreement

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